SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 1)*
Retail Value Inc.
(Name of Issuer)
Common stock, par value $0.10 per share
(Title of Class of Securities)
76133Q102
(CUSIP Number)
September 25, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,244,769

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,244,769

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,244,769

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

277,851

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

277,851

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,851

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.5%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

795,834

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

795,834

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

795,834

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

795,834

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

795,834

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

795,834

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,318,454

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,318,454

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,318,454

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.6%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,318,454

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,318,454

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,318,454

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.6%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,318,454

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,318,454

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,318,454

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.6%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,318,454

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,318,454

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,318,454

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.6%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:
Retail Value Inc. ("Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
3300 Enterprise Parkway
Beachwood, Ohio 44122

Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):
•	Luxor Capital Partners, LP, a Delaware limited partnership (the "Onshore Fund");
•	Luxor Wavefront, LP, a Delaware limited partnership (the "Wavefront Fund");
•	Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands exempted limited partnership (the "Offshore Master Fund");
•	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the "Offshore Feeder Fund");
•	LCG Holdings, LLC, a Delaware limited liability company ("LCG Holdings");
•	Luxor Capital Group, LP, a Delaware limited partnership ("Luxor Capital Group");
•	Luxor Management, LLC, a Delaware limited liability company ("Luxor Management"); and
•	Christian Leone, a United States citizen ("Mr. Leone").
The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund. LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund. Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Feeder Fund and the Offshore Master Fund (collectively, the "Funds"). Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of Luxor Management.  Mr. Leone is the managing member of LCG Holdings.
By virtue of these relationships, LCG Holdings may be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) owned directly by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund. By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Funds.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 28th Floor, New York, New York 10036.
The principal business address of each of the Offshore Master Fund and the Offshore Feeder Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Item 2(c).	Citizenship:
Mr. Leone is a citizen of the United States.
Each of Luxor Management and LCG Holdings is a limited liability company formed under the laws of the State of Delaware.
Each of the Onshore Fund, the Wavefront Fund and Luxor Capital Group is a limited partnership formed under the laws of the State of Delaware.
The Offshore Feeder Fund is a company formed under the laws of the Cayman Islands.
The Offshore Master Fund is a limited partnership formed under the laws of the Cayman Islands.
Item 2(d).	Title of Class of Securities:
Common stock, par value $0.10 per share (the "Common Stock")
Item 2(e).	CUSIP Number:
76133Q102
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.
(a)	Amount beneficially owned:
As of the close of business on September 25, 2018,
(i)	The Onshore Fund beneficially owned 1,244,769 shares of Common Stock;
(ii)	The Wavefront Fund beneficially owned 277,851 shares of Common Stock;
(iii)
The Offshore Master Fund beneficially owned 795,834 shares of Common Stock.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to have beneficially owned the shares of Common Stock beneficially owned by the Offshore Master Fund;

(iv)
LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund, may be deemed to have beneficially owned the 2,318,454 shares of Common Stock beneficially owned by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund;

(v)	Luxor Capital Group, as the investment manager of the Funds, may be deemed to have beneficially owned 2,318,454 shares of Common Stock beneficially owned by the Funds;
(vi)	Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 2,318,454 shares of Common Stock beneficially owned by Luxor Capital Group; and
(vii)	Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 2,318,454 shares of Common Stock beneficially owned by Luxor Management.
(b)	Percent of Class:
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 18,465,046 shares of Common Stock outstanding as of July 31, 2018, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2018. As of the close of business on September 25, 2018,
(i)	The Onshore Fund beneficially owned approximately 6.7% of the outstanding shares of Common Stock;
(ii)	The Wavefront Fund beneficially owned approximately 1.5% of the outstanding shares of Common Stock;
(iii)
The Offshore Master Fund beneficially owned approximately 4.3% of the outstanding shares of Common Stock and the Offshore Feeder Fund may be deemed to have beneficially owned approximately 4.3% of the outstanding shares of Common Stock; and

(iv)	Each of LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have beneficially owned approximately 12.6% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)            Sole power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(ii)           Shared power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(iii)          Sole power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
(iv)          Shared power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A of the Schedule 13G filed with the Securities and Exchange Commission on July 20, 2018.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	October 5, 2018
LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner
By:  /s/ Norris Nissim
             Norris Nissim,
              General Counsel
LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner
By:  /s/ Norris Nissim
             Norris Nissim,
              General Counsel
LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner
By:  /s/ Norris Nissim
             Norris Nissim,
             General Counsel
LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager
By:  /s/ Norris Nissim
             Norris Nissim,
             General Counsel
LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner
By:  /s/ Norris Nissim
             Norris Nissim,
              General Counsel

LCG HOLDINGS, LLC
By:  /s/ Norris Nissim
             Norris Nissim,
              General Counsel
LUXOR MANAGEMENT, LLC
By:  /s/ Norris Nissim
             Norris Nissim,
              General Counsel
 /s/ Norris Nissim
        NORRIS NISSIM, as Agent for Christian Leone